SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                   (Rule 13D)
                             (Amendment No. 1) (1)

                   Under the Securities Exchange Act of 1934


                        D & K Healthcare Resources, Inc.
 _____________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $0.01 PAR VALUE
 _____________________________________________________________________________
                         (Title of Class of Securities)

                                   232861104
 _____________________________________________________________________________
                                 (CUSIP Number)

                                Ivan D. Meyerson
            Executive Vice President, General Counsel and Secretary
                              McKesson Corporation
                                One Post Street
                      San Francisco, California 94104-5296
                                 (415) 983-8300
 _____________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                              Kenton J. King, Esq.
                            Celeste E. Greene, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301
                                 (650) 470-4500

                                 July 22, 2005
   _________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     McKesson Corporation
     94-3207296
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not applicable
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                     [  ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
                               7.      Sole Voting Power

Number of                              0
Shares                        -------------------------------------------------
Beneficially                   8.      Shared Voting Power
Owned by
Each                                   1,192,316
Reporting                     -------------------------------------------------
Person with                    9.      Sole Dispositive Power

                                       0
-------------------------------------------------------------------------------
                               10.     Shared Dispositive Power

                                       1,192,316
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,192,316
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [  ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.4% (1)
-------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

           CO
-------------------------------------------------------------------------------

(1) Based on 14,260,856 shares of Common Stock issued and outstanding as of July 20, 2005, as advised to McKesson by the Issuer.

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Spirit Acquisition Corporation
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not applicable
-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                [  ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
                               7.      Sole Voting Power

Number of                              0
Shares                        -------------------------------------------------
Beneficially                   8.      Shared Voting Power
Owned by
Each                                   1,192,316
Reporting                     -------------------------------------------------
Person with                    9.      Sole Dispositive Power

                                       0
-------------------------------------------------------------------------------
                               10.     Shared Dispositive Power

                                       1,192,316
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,192,316
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [  ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.4% (1)
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------


(1) Based on 14,260,856 shares of Common Stock issued and outstanding as of July 20, 2005, as advised to McKesson by the Issuer.

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is filed to amend and restate the statement on Schedule 13D filed on July 19, 2005 in its entirety.

Item 1. Security and Issuer.

         The class of equity security to which this Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of D & K Healthcare Resources, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8235 Forsyth Boulevard, St. Louis, Missouri 63105.

Item 2. Identity and Background.

         The name of the persons filing this Schedule 13D are McKesson Corporation, a Delaware corporation ("McKesson") and Spirit Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of McKesson ("AcquisitionCo"). McKesson is a healthcare services and information technology company that provides supply, information and care management products and services designed to reduce costs and improve quality across the healthcare industry. AcquisitionCo is a company formed solely to acquire all of the outstanding shares of common stock and the associated preferred stock purchase rights of the Issuer and has not conducted any business other than in connection with the Merger Agreement (as defined in Item 4 below) and the Offer (as defined in Item 4 below). The principal executive offices of each of McKesson and AcquisitionCo are located at One Post Street, San Francisco, California 94104. The name, citizenship, principal occupation and address of each executive officer and director of McKesson and AcquisitionCo are set forth in Schedule I, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         McKesson and AcquisitionCo have entered into a stockholder support agreement, dated July 8, 2005, with certain directors and executive officers of the Issuer, as described in more detail below. The stockholder support agreement was entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and neither McKesson nor AcquisitionCo paid any additional consideration in connection with the execution and delivery of the stockholder support agreement.

Item 4. Purpose of Transaction.

         On July 8, 2005, the Issuer, McKesson and AcquisitionCo entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of McKesson. The Merger Agreement contemplates that AcquisitionCo will conduct a tender offer (the "Offer") for all outstanding shares of Common Stock, including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated November 12, 1998, between the Issuer and Harris Trust and Savings Bank, of the Issuer at a price of $14.50 in cash per Share (the "Offer Price"), without interest and less any required withholding taxes. After consummation of the Offer, the Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the "Merger") and each Share, except for treasury shares, shares held by McKesson or its subsidiaries and dissenting shares, will be converted into the right to receive the same per Share consideration as is paid in the Offer following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including completion of the Offer and obtaining any required Issuer stockholder approval for the Merger.

         In connection with the Merger Agreement, and as a condition and inducement to McKesson's willingness to enter into the Merger Agreement, Richard F. Ford, Harvey C. Jewett, Bryan H. Lawrence, Thomas F. Patton, Mary Ann Van Lokeren, J. Hord Armstrong III, Martin D. Wilson, Thomas S. Hilton, Richard A. Keffer, Ed G. Petrella, and Brian G. Landry (the "Principal Stockholders") entered into a Stockholder Support Agreement with McKesson, dated July 8, 2005 (the "Stockholder Support Agreement") with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the "Owned Shares"). The Owned Shares include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Stockholder Support Agreement.

         Pursuant to the Stockholder Support Agreement, each of the Principal Stockholders (i) agreed to tender such Principal Stockholder's Owned Shares, excluding unexercised options and shares of restricted stock that have not vested, into the Offer promptly following commencement of the Offer and to not withdraw any Owned Shares so tendered unless the Offer is terminated or has expired without AcquisitionCo purchasing all Shares validly tendered in the Offer and (ii) irrevocably granted to, and appointed, McKesson and any designee of McKesson, such Principal Stockholder's proxy and attorney-in-fact, for and in the name, place and stead of such Principal Stockholder, to vote such Principal Stockholder's Owned Shares, or to grant a consent or approval in respect of such Principal Stockholder's Owned Shares, in connection with any meeting of the stockholders of the Issuer or any action by written consent in lieu of a meeting of stockholders of the Issuer. Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable.

         Each Principal Stockholder further irrevocably and unconditionally agreed (i) to vote or consent, or cause to be voted or consented, such Principal Stockholder's Owned Shares in favor of the consummation of the Merger if McKesson is unable to vote such Principal Stockholder's Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Merger with respect to all of such Principal Stockholder's Owned Shares; and (iii) with respect to such Principal Stockholder's Owned Shares, to vote or execute and deliver any written consent against any Acquisition Proposal (as defined in the Merger Agreement) or action that would be impede, interfere with or prevent the Merger.

         Each Principal Stockholder also agreed that he will not, without the prior written consent of McKesson, (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, create or suffer to exist any encumbrances on, or consent to any of the foregoing (a "Transfer") with respect to any or all of such Principal Stockholder's Owned Shares, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer;
(c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Principal Stockholder's Owned Shares; (d) deposit any of such Principal Stockholder's Owned Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Principal Stockholder's Owned Shares or (e) directly or indirectly take or cause the taking of any other action that would in any way restrict, limit or interfere with the performance of such Principal Stockholder's obligations under the Stockholder Support Agreement or the Merger.

         The Stockholder Support Agreement terminates on the earlier of (i) the closing of the Merger and (ii) six months following the termination of the Merger Agreement in accordance with its terms.

         The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, AcquisitionCo intends to consummate the Merger as promptly as practicable.

         The Merger Agreement provides that after completion of the Offer, McKesson and AcquisitionCo will be entitled to designate the number of directors to the Issuer's Board of Directors equivalent to the percentage of total outstanding shares accepted for payment in the Offer. The Issuer is required under the Merger Agreement to take all actions necessary to cause such designees to be elected or appointed to the its Board of Directors. Subject to applicable law and applicable stock exchange regulations, the Issuer is required to cause individuals designated by McKesson and AcquisitionCo to have appropriate representation on each committee of the Issuer's Board of Directors and the Board of Directors of each subsidiary of the Issuer (and each committee thereof). The Merger Agreement further provides that at least three of the directors of the Issuer not designated by McKesson and AcquisitionCo shall remain a director of the Issuer until the effective time of the Merger.

         Following the election or appointment of McKesson's and AcquisitionCo's designees to the Issuer's Board of Directors and until the Effective Time, the approval of a majority of the directors of the Issuer then in office who were not designated by McKesson and AcquisitionCo will be required to authorize:

     o   any amendment or termination of the Merger Agreement;

     o any exercise or waiver of any of the Issuer's rights or remedies under the Merger Agreement;

     o any extension of the time for performance of McKesson's and AcquisitionCo's respective obligations under the Merger Agreement;

     o any action by the Issuer's Board of Directors under or in connection with the Merger Agreement;

     o any amendment to the Certificate of Incorporation or Bylaws of the Issuer; or

     o any other action by the Issuer which could adversely affect the interests of the Issuer's stockholders (other than McKesson, AcquisitionCo and their affiliates (other than the Issuer and its subsidiaries)), with respect to the transactions contemplated by the Merger Agreement.

         The foregoing summaries of the Stockholder Support Agreement and the Merger Agreement are qualified in their entirety by reference to the Stockholder Support Agreement and Merger Agreement, filed as Exhibit 10.1 and 2.1, respectively to the Issuer's Form 8-K filed on July 13, 2005, and incorporated herein by reference.

         Except as set forth herein and as further detailed in the Merger Agreement, McKesson and AcquisitionCo have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Issuer or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation or any operations or sale or transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the Board of Directors or management of the Issuer, (iv) any material change in the Issuer's capitalization or dividend policy, (v) any material change in the Issuer's corporate structure or business, (vi) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Issuer being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

         (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, McKesson and AcquisitionCo, by reason of the execution and delivery of the Stockholder Support Agreement, may be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 1,192,316 Shares, representing 8.4% of the Outstanding Shares. In addition, McKesson, pursuant to the Stockholder Support Agreement, has acquired the right to vote in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, McKesson may be deemed to beneficially own, 1,192,316 Shares, representing 8.4% of the outstanding Shares. McKesson, AcquisitionCo and the other persons named in Item 2 disclaim beneficial ownership of such Shares.

         Except as set forth in this Schedule 13D, to the knowledge of McKesson and AcquisitionCo, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by McKesson, AcquisitionCo or, to the knowledge of McKesson and AcquisitionCo, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Copies of the Merger Agreement and the Stockholder Support Agreement are filed as Exhibit 2.1 and Exhibit 10.1, respectively, to the Issuer's Form 8-K filed on July 13, 2005 and are incorporated herein by reference. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

         Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of McKesson and AcquisitionCo, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated July 8, 2005, by and among McKesson Corporation, Spirit Acquisition Corporation and D & K Healthcare Resources, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Form 8-K, filed July 13, 2005 (Commission File No. 000-20348)).

Exhibit 2 Stockholder Support Agreement, dated July 8, 2005, by and among McKesson Corporation, Spirit Acquisition Corporation and certain stockholders of D &K Healthcare Resources, Inc. (incorporated herein by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed July 13, 2005 (Commission File No. 000-20348)).

Exhibit 3 Joint Filing Agreement, dated July 22, 2005, by and between McKesson Corporation and Spirit Acquisition Corporation.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

                                 MCKESSON CORPORATION

                                 By: /s/ Ivan D. Meyerson
                                    ------------------------------------------
                                    Name:  Ivan D. Meyerson
                                    Title: Executive Vice President,
                                           General Counsel and Corporate
                                           Secretary


                                 SPIRIT ACQUISITION CORPORATION

                                 By:  /s/ Nicholas A. Loiacono
                                      ---------------------------------------
                                      Name:  Nicholas A. Loiacono
                                      Title: Vice President and Treasurer





Dated: July 22, 2005

                                   SCHEDULE I

                  Directors and Executive Officers of McKesson

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of McKesson. Unless otherwise indicated, the current business address of each of these individuals at McKesson is One Post Street, San Francisco, CA 94104, and each of these individuals is a citizen of the United States of America.

Name and Business or Home             Position with McKesson and Present
 Address and Citizenship              Principal Occupation or Employment

Marie L. Knowles                  Member of the Board of Directors, Chairman of
                                  the Audit Committee and member of the Finance
                                  Committee of McKesson
                                  Member of the Board of Directors of Phelps
                                  Dodge Corporation
                                  Member of the Board of Trustees of Board of Trustees of the Fidelity Funds

Jane E. Shaw                      Member of the Board of Directors, the Audit
                                  Committee and Committee on Directors and Corporate Governance of McKesson
                                  Chairman of the Board of Directors of
                                  Aerogen, Inc.
                                  Member of the Board of Directors of Office
                                  Max Incorporated
                                  Member of the Board of Directors of Intel
                                  Corporation

Richard F. Syron                  Member of the Board of Directors, Chairman of
                                  the Committee on Directors and Corporate
                                  Governance and member of the Compensation
                                  Committee of McKesson
                                  Chairman and Chief Executive Officer of
                                  Freddie Mac
                                  Executive Chairman and Chairman of the Board of Directors of Thermo Electron Corporation
                                  Member of the Board of Directors of
                                  American Stock Exchange Inc.

Wayne A. Budd                     Member of the Board of Directors, the Audit
                                  Committee and the Committee on Directors and Corporate Governance
                                  Senior Counsel at Goodwin Procter LLP
                                  Senior Executive Vice President, General
                                  Counsel and member of the Board of
                                  Directors of John Hancock
                                  Member of the Board of Directors of John
                                  Hancock Life Insurance Company
                                  Member of the Board of Directors of
                                  Premcor, Inc.

Alton F. Irby III                 Member of the Board of Directors, Chairman
                                  of the Compensation Committee and
                                  member of the Finance Committee of McKesson
                                  Member of the Board of Directors of
                                  McKesson Information Solutions UK Limited
                                  Founding partner of Tricorn Partners LLP
                                  Chairman of ContentFilm plc
                                  Member of the Board of Directors of
                                  Penumbra Ltd.
                                  Member of the Board of Directors of
                                  Edmiston & Co.

David M. Lawrence                 Member of the Board of Directors and the
                                  Compensation Committee of McKesson
                                  Chairman Emeritus of Kaiser Foundation
                                  Health Plan, Inc.
                                  Chairman Emeritus of Kaiser Foundation
                                  Hospitals
                                  Member of the Board of Directors of Agilent
                                  Technologies
                                  Member of the Board of Directors of Raffles
                                  Medical Group, Inc.

James V. Napier                   Member of the Board of Directors and the
                                  Finance Committee of McKesson
                                  Member of the Board of Directors of
                                  Engelhard Corporation
                                  Member of the Board of Directors of Vulcan
                                  Materials Company
                                  Member of the Board of Directors of
                                  Intelligent Systems, Inc.
                                  Member of the Board of Directors of WABTEC
                                  Corporation

John H. Hammergren                Chairman of the Board of Directors and
                                  President and Chief Executive Officer of
                                  McKesson
                                  Member of the Board of Directors of Nadro, S.A. de C.V. (Mexico)
                                  Member of the Board of Directors of
                                  Verispan LLC

M. Christine Jacobs               Member of the Board of Directors, the
                                  Compensation Committee and the Committee on Directors and Corporate Governance of McKesson
                                  President and Chief Executive Officer of
                                  Theragenics Corporation

Robert W. Matschullat             Member of the Board of Directors, Chairman of
                                  the Finance Committee and member of the
                                  Audit Committee of McKesson
                                  Member of the Board of Directors of The
                                  Clorox Company
                                  Member of the Board of Directors of the
                                  Walt Disney Company

Jeffrey C. Campbell               Executive Vice President and Chief Financial
                                  Officer of McKesson

Paul C. Julian                    Executive Vice President, Group President
                                  of McKesson

Paul E. Kirincic                  Executive Vice President, Human Resources
                                  of McKesson

Ivan D. Meyerson                  Executive Vice President, General Counsel and
                                  Corporate Secretary of McKesson

Marc E. Owen                      Executive Vice President, Corporate Strategy
(United Kingdom)                  and Business Development of McKesson

Pamela J. Pure                    Executive Vice President of McKesson
                                  President, McKesson Provider Technologies

Randall Spratt                    Executive Vice President and Chief Information
                                  Officer of McKesson

       Directors and Executive Officers of Spirit Acquisition Corporation

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of Spirit Acquisition Corporation. Unless otherwise indicated, the current business address of each of these individuals at Spirit Acquisition Corporation is One Post Street, San Francisco, CA 94104, and each of these individuals is a citizen of the United States of America.

 Name and Business or Home             Position with Spirit Acquisition
  Address and Citizenship              Corporation and Present Principal
                                          Occupation or Employment


Kristina Veaco                       Member of the Board of Directors, Vice
                                     President and Secretary of Spirit
                                     AcquisitionCorporation
                                     Assistant General Counsel and Assistant
                                     Secretary of McKesson Corporation

Nicholas A. Loiacono                 Member of the Board of Directors, Vice
                                     President and Treasurer of Spirit
                                     Acquisition Corporation
                                     Vice President and Treasurer of McKesson
                                     Corporation

Paul C. Julian                       President of Spirit Acquisition Corporation
                                     Executive Vice President, Group President of McKesson Corporation